

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 3, 2022

Vivian Liu
Chief Financial Officer
ContextLogic Inc.
One Sansome Street, 33rd Floor
San Francisco, California 94104

      Re: ContextLogic Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2021
         Filed March 14, 2022
         File No. 1-39775

Dear Vivian Liu:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Trade & Services